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14040915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2013** (MM/DD/YY) AND ENDING **12/31/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fimeris Inc,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle 16th Floor
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein **(212) 587-6667**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPA LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street Suite 1023	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Paul Ehrenstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Fimeris Inc., as

of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Ehrenstein

Signature

FINOP

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15

Deirdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIMERIS INC.

(FORMERLY FIDEQUITY INC.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

FIMERIS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 48,050
Other assets	8,682
Total assets	$ 56,732
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 35,324
Total liabilities	35,324
Commitments and Contingencies (Notes 5 and 6)	
Stockholders' equity (Note 7)	
Class A shares, no par value, 200 shares authorized, 100 shares issued and outstanding.	1
Class B shares, no par value, 100 shares authorized, issued and outstanding.	1
Additional paid-in capital	304,923
Retained earnings	(283,517)
Total stockholders' equity	21,408
Total liabilities and stockholders' equity	$ 56,732

The accompanying notes are an integral part of this statement.

FIMERIS INC.
(FORMERLY FIDEQUITY INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1 - Nature of Business

Fimeris Inc. (formerly Fidequity Inc.) (the "Company"), a New York corporation formed for the purpose of conducting business as a broker-dealer in securities, is registered with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of Fidequity Ltd, (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with advisory and the sale of primary and secondary private placement of securities to customers. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Summary of Significant Accounting

a) ***Revenue Recognition***

The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

b) ***Income Taxes***

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

At December 31, 2013, the Company has net operating loss carryforwards of approximately $460,000 which give rise to a deferred tax asset of approximately $69,000. However, the Company has determined that a valuation allowance of $69,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized,

c) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Summary of Significant Accounting (continued)

d) ***Fixed Assets***
Fixed assets are carried at cost and are depreciated over a useful life of 5-7 years.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Related Party Transactions

Under a servicing agreement, the Parent pays a fee to the Company for services performed for the Parent. Such amounts are included as servicing fee income in the statement of operations.

Note 4 - Advance to Shareholder

The amount due from a shareholder is non-interest bearing and is payable on demand.

Note 5- Commitments and Contingencies

The Company rents two office spaces pursuant to lease agreements expiring February 28, 2014 and March 31, 2014.

The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2014	12,575

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

Virtually all of the Company's assets are held by one financial institution. Cash in a bank account, at times, may exceed federally insured limits.

In the normal course of its business, the Company indemnifies its counterparties against specified potential losses in connection with their acting as an agent of, or providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes that

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk *(continued)*

it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company had net capital of $12,726 which was $7,726 in excess of its required net capital of $5,000. The Company's net capital ratio was 277.57%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2013, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Fimeris Inc.
3 Columbus Circle
New York, NY 10019

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Fimeris Inc, (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fimeris Inc, as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 24, 2014